HET SAY INC
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Job Income	73,174.00
Total Income	73,174.00
Cost of Goods Sold	
Merchant Account Fees	0.00
Purchases	23,437.07
Total COGS	23,437.07
Gross Profit	49,736.93
Expense	
Automobile Expense	1,250.04
Bank Service Charges	129.60
Credit Card Charges	202.86
Dues and Subscriptions	406.44
Gas	2,117.63
Insurance Expense	1,345.22
Licenses & Permits	417.96
Meals and Entertainment	3,793.73
Office Supplies	745.68
Parking	11.00
Repairs and Maintenance	3.26
Small Tools & Equipment	735.00
Subcontractors	400.00
Supplies	6,526.41
Training	259.84
Travel Expense	538.54
Total Expense	18,883.21
Net Ordinary Income	30,853.72
Net Income	**30,853.72**

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HET SAY INC
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo 2369	36,233.27
Total Checking/Savings	36,233.27
Total Current Assets	36,233.27
Fixed Assets	
Auto & Trucks	1,000.00
Furniture and Equipment	7,636.65
Total Fixed Assets	8,636.65
Other Assets	
Shareholder Advances	-8,636.65
Total Other Assets	-8,636.65
TOTAL ASSETS	**36,233.27**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase 0782	1,484.48
Citi 3494	509.96
Citi 8168	1,316.94
Total Credit Cards	3,311.38
Total Current Liabilities	3,311.38
Total Liabilities	3,311.38
Equity	
Opening Balance Equity	-691.48
Shareholder Distributions	2,759.65
Net Income	30,853.72
Total Equity	32,921.89
TOTAL LIABILITIES & EQUITY	**36,233.27**

HET SAY INC
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	30,853.72
Adjustments to reconcile Net Income to net cash provided by operations:	
Chase 0782	1,484.48
Citi 3494	509.96
Citi 8168	1,316.94
Net cash provided by Operating Activities	34,165.10
INVESTING ACTIVITIES	
Auto & Trucks	-1,000.00
Furniture and Equipment	-1,742.96
Shareholder Advances	2,742.96
Net cash provided by Investing Activities	0.00
FINANCING ACTIVITIES	
Opening Balance Equity	-691.48
Shareholder Distributions	2,759.65
Net cash provided by Financing Activities	2,068.17
Net cash increase for period	36,233.27
Cash at end of period	**36,233.27**

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